KASIKORNBANK 泰华农民银行

Somkiat Sirichatchai
Executive Vice President

04046051

12g3-2(b) File No.82-4922

Ref No. CN.865/2004

November 8, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
NOV 8 - 2004
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

CS038-1-04

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

dw 11/9

KASIKORNBANK 泰华农民银行

Ref. CN 2166/2004

November 5, 2004

To : The President
The Stock Exchange of Thailand

Re: Notification of Resolution of the Extraordianry Meeting of Shareholders No.1/2547

The Bank held the Extraordinary Meeting of Shareholders No.1/2547 at the Head Office of the Bank, 1 Soi Kasikornthai, Ratburana Road, Khwaeng Ratburana, Khet Ratburana, Bangkok on Friday, November 5, 2004. The Meeting had resolved significant matters as summarized below:

1. The Meeting adopted the Minutes of the General Meeting of Shareholders No.92
2. The Meeting approved the purchase of shares of Asset Plus Securities Public Company Limited as follows:
   2.1 To purchase 59,944,692 shares of Asset Plus Securities Public Company Limited with a par value of Baht 5 each, accounting for approximately 99.91 per cent of Asset Plus Securities Public Company Limited's total shares sold, from Asia Plus Securities Public Company Limited at the price calculated by the following formula : Baht 550 million plus outstanding Cash less Liabilities of Asset Plus Securities Public Company Limited, as of the Completion Date of the share purchase and sale.
   2.2 To allow the Bank to propose or accept to purchase Asset Plus Securities Public Company Limited's 55,308 shares with a par value of Baht 5 each, accounting for approximately 0.09 percent of Asset Plus Securities Public Company Limited's total shares sold, from minority shareholders at an appropriate price.
   2.3 To empower the Board of Directors, the Management Committee, the Chief Executive Officer, the President or any other person entrusted by such persons or person to determine and/or amend details, terms or conditions regarding the purchase of Asset Plus Securities Public Company Limited's shares, which shall include price, considerations, period and payment as well as to act otherwise as necessary for or related to the purchase or holding of such shares and changes of Asset Plus Securities Public Company Limited's operation or management, or to do any other necessary acts and things as deemed appropriate; provided that they shall not be in conflict with Clauses 2.1 and 2.2 as described above.

Please be informed accordingly,

Yours sincerely,
KASIKORNBANK PCL

(Ms. Tida Samalapa)
Secretary to the Board of Directors

Executive Secretary and Shareholders Registration Division
Corporate Communications and Administration Department
Tel. 0 2470 2679

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. [illegible] 2470 1199

Prasarn Trairatvorakul
President

KASIKORNBANK 泰华农民银行

Ref. No TS 026/2004

November 5, 2004

To President
The Stock Exchange of Thailand

Subject : The Sale of Common Shares in Rajadamri Hotel Public Company Limited (RHC)

KASIKORNBANK PCL "the Bank" hereby gives the notice that on November 5, 2004 we agreed to sell 3,760,100 common shares of RHC, the information as follows:

Number of shares held before the transaction:	3,760,100 shares, or 8.3568% of total paid-up capital.
Number of shares sold:	3,760,100 shares
Number of shares held after the transaction:	0 shares or 0% of total paid-up capital.

Objective of transaction: To comply with the bank policy of reducing investment in non-core business.

Nature of Business of RHC: Rajadamri Hotel Public Company Limited is a publicly listed company in the Stock Exchange of Thailand. The company was established in the 1973 as Rajadamri hotel Co., Ltd. to invest in hotels and related businesses. The company opened its first hotel, The Peninsula Bangkok, in 1983 on Rajadamri Road, a site owned by and leased from Privy Purse Bureau. Major shareholders at that time were Thai Farmers Bank, the Crown Property Bureau and the King's Private Property on the Thai side, and the Hong Kong and Shanghai Banking Corporation and the Swire Group as major overseas investors.

In 1985, Regent International Hotels and Resorts and Arral & Partners replaced the foreign investors, resulting in the hotel having its name changed to "The Regent Bangkok". The name was changed to Four Seasons Hotel Bangkok in November 2003.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

Buyer:

Name	Number of shares	Price/share	Total Value
1. Royal Garden Hotel Management Co.,Ltd.	3,760,100	47.00 Baht	176,724,700.00 Baht

Profit (loss) from transaction: 101,512,959.00 Baht.

Accounting: The bank will record the revenue in quarter 4 /2004.

Connected Transactions: The transaction was not classified as connected transaction.

Please be informed accordingly.

Yours Sincerely,

CS010-8-03

KASIKORNBANK PCL
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